EXHIBIT 99.1

POET Technologies Provides Highlights and Results of Special Meeting

TORONTO, Feb. 22, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets announces the results of the Special Meeting (the “Meeting”) held virtually on Friday February 19, 2021.

The Company’s Chairman and Chief Executive Officer, Dr. Suresh Venkatesan, conducted the formal business of the Meeting, which focused solely on seeking authorization from the Company’s shareholders to enable the Board of Directors, within its sole discretion, to consolidate the Company's issued and outstanding common shares on the basis of one post-consolidation common share for a number of pre-consolidation common shares ranging between two (2) and fourteen (14) as outlined in the Company’s management information circular and voting material sent to the shareholders.

Meeting Results
The resolution passed with 95,552,200 or 93.5% of the 102,204,894 votes present in person or by proxy, voting in favor of the resolution and 6,649,722 or 6.5% voting against.

In his closing remarks, Dr. Venkatesan thanked shareholders for their continued support of the Company and the support of the decision to authorize the Board of Directors to consider the consolidation of the Company’s issued and outstanding common shares. He drew attention to the increase in the Company’s stock price and the Company’s current liquidity resulting from the recently completed brokered private placement and exercise of warrants. Dr. Venkatesan reminded shareholders that the consolidation of the issued and outstanding common shares would only take place at a time when the Board of Directors deem appropriate and in the best interest of the Company. He reiterated that the purpose of the consolidation was in furtherance of the Company’s goal to seek an additional listing on the NASDAQ Capital Market and/or a graduation to the TSX Exchange in order to gain access to a larger pool of shareholders, including additional institutional investors.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor‐intensive assembly, alignment, burn‐in and testing methods employed in conventional photonics. The cost‐efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high‐speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the consolidation.

Such forward‐looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations with respect to the consolidation. Actual results could differ materially due to a number of factors, including, without limitation, the ability of the Company to satisfy the requirements of the TSXV with respect to the consolidation and the ability of the Company to add a NASDAQ listing and/or graduate to the TSX. Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward‐looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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